EXHIBIT 99.1

Photo Release -- Student Transportation Inc. Makes Historic Investment in Propane Autogas Fleet in Omaha

434 Propane-Powered Vehicles Will Save Money and Reduce Carbon Footprint

OMAHA, Neb., July 17, 2013 (GLOBE NEWSWIRE) -- Student Transportation of America (STA), a subsidiary of Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), along with officials from the Omaha and Millard Public Schools, celebrated delivery of the last of 434 propane-powered buses at its new facility in Omaha today. According to the company, this is the largest single fleet of propane autogas school buses in the United States.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=19946

An open house and ribbon-cutting ceremony were held today at STA's new Omaha South facility at 5402 L Street, Omaha. In addition, STA announced plans to construct a 15,000-square-foot facility in north Omaha.

"This is a monumental day for our company, for Omaha and the great state of Nebraska," said STI Chairman and CEO Denis J. Gallagher. "We commend the leaders of the Omaha and Millard Public Schools for their commitment to reduce the districts' carbon dioxide emissions by nearly 2.5 million pounds each year. They will serve as model communities in which private enterprise and public education partner to create a world-class, environmentally-friendly transportation system."

"I'm pleased about the partnership between Student Transportation, the Omaha Public Schools and Millard Public Schools," said Gov. Dave Heineman. "I am hopeful that there will be long term fuel cost savings that can be re-invested in student academic programs."

Along with the main L Street facility, STA revealed plans to build a $3 million second hub on 8.5 acres at 6162 Abbott Drive in north Omaha. The state-of-the-art facility will employ more than 220 people and feature propane tanks on site. Dicon of Omaha is the general contractor on the project. Fuel for the transportation contract is being supplied under a long-term agreement with Sapp Bros. Petroleum Inc. of Omaha.

Blue Bird Corporation manufactured the Propane-Powered Vision buses in Fort Valley, GA and equipped them with ROUSH CleanTech liquid propane autogas fuel system technology. A film crew rode the last bus off the production line and made stops across America's heartland to create awareness for propane autogas vehicles.

"The school bus fleets in many American school systems are aging, unsafe and less fuel-efficient than new buses," said Gallagher. "But new vehicles require capital that local districts just don't have.  STA is uniquely positioned to assist school districts with the capital and relationships with manufacturers needed to manage fleets of all sizes. We step in to purchase older vehicles and replace them with new, more fuel-efficient fleets."

In addition to the environmental benefits of propane buses, there are economies to be gained with fuel costs over the term of the contract. Gasoline and diesel fuel suppliers are largely reliant upon sources in the volatile Middle East. Propone gas is found in abundance domestically and production is on the rise. Gallagher said these factors should result in long-term fuel cost savings for the Omaha and Millard Public Schools.

According to Gallagher, getting children to school safely and on time is STA's goal. He said parents and students in Omaha will immediately notice the brand new fleet and well-trained, friendly drivers. Gallagher said that he expects this contract will be viewed as an example of how STA can help other communities save money that can be best used for classroom education.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

The photo is also available via AP PhotoExpress.

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         BOLD Communications Group
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